UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                            CORD BLOOD AMERICA, INC.
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                                (Name of Issuer)

                         Common Stock, $0.0001 par value
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                         (Title of Class of Securities)

                                   21839P-10-7
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                                 (CUSIP Number)

                                December 31, 2007
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             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d) *

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).


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Schedule 13G

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1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Michael Scott Smith
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
              (See Instructions)                                  (b) [ ]

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3             SEC USE ONLY

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4             CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America
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NUMBER OF SHARES              5            SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH                 None
REPORTING PERSON WITH
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                              6            SHARED VOTING POWER
                                           None
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                              7            SOLE DISPOSITIVE POWER
                                           None
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                              8            SHARED DISPOSITIVE POWER
                                           None
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9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               None
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10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

               CERTAIN SHARES (See Instructions)       [ ]


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11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.0%
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12             TYPE OF REPORTING PERSON (See Instructions)
                IN
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

Item 1.

(b)  Name of Issuer:
     Cord Blood America, Inc.

(c)  Address of Issuer's Principal Executive Office:
     501 Santa Monica Blvd., Suite 700
     Santa Monica, CA 90401

Item 2.


(a)  Name of Filing Person:

     Michael Scott Smith

(b)  Address of Principal Business Office or, if none, Residence:
     818 W. 144th Street, CA 90247

(c)  Citizenship: Mr. Smith is a citizen of the United States of America


(d)  Title and Class of Securities: Common Stock, par value $0.0001 per share

(e)  CUSIP Number: 21839P-10-7

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Act;

         (b) [ ] Bank as defined in Section 3(a)(6) of the Act;

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act;

         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940;

         (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)
                 (ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

         (j) ( ) Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4. Ownership


(a) Amount beneficially owned:_None________.

(b) Percent of class: ____0.0%__________.

(c) Number of shares as to which the person has:

     (i) Sole power to vote or direct the vote None____.

     (ii) Shared power to vote or direct the vote None_____.

     (iii) Sole power to dispose or direct the disposition of None________.

     (iv) Shared power to dispose or to direct the disposition of None______.


Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X]


Item 6. Ownership of More than Five Percent of a Class on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.



Item 8.  Identification and Classification of Members of the Group
Not Applicable.

Item 9.  Notice of Dissolution of Group
Not Applicable.

Item 10. Certification
By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit A: Limited Power of Attorney for Exchange Act Reporting
           Obligations of Michael Scott Smith is incorporated by reference to Exibit A of the original schedule 13G filed March 26, 2007.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008



                          By: /s/ Antonia M. Lafferty, as Attorney in Fact for Michael Scott Smith
                                 ---------------------------------------------

                          Name: Antonia M. Lafferty, as Attorney in Fact for Michael Scott Smith




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